Exhibit 99.2

a-473-0008-00583 clinical study of autologous dendritic cell therapy targeting mucin-1 for treatment of ovarian cancer in first or second remission j.c. goh1,2, h. gray3, j.s. berek4, j. mason5, a.jacobs 6, s.e. gargosky7, n. frazer7 1royal brisbane & women’s hospital, 2greenslopes private hospital, brisbane, qld, australia, 3university of washington, seattle, wa, 4stanford women’s cancer center, stanford university school of medicine, stanford, ca, 5scripps clinic, la jolla, ca, usa , 6 dianthus medical ltd, london, uk, 7prima biomed ltd, sydney, nsw, australia background; personalised biotherapeutics cvac™ is composed of a patient’s autologous dendritic cells (dcs), which are obtained by mononuclear cell (mnc) collection. the dcs are pulsed ex vivo with a recombinant human fusion protein (mucin 1-glutathione s-transferase) coupled to oxidized polymannose. the dcs are then formulated into a finished product and reinjected intradermally into the patient to stimulate a t-cell response targeted at mucin 1-overexpressing tumor cells. can-003 is a randomized, open-label, phase iib trial evaluating the safety and efficacy of cvac given as a single agent to epithelial ovarian cancer (eoc) patients who are in complete remission (cr) following first or second-line chemotherapy. three clinical studies are underway: can-003 is fully enrolled; can-003x is an extension study; and the third study is a phase 2/3 trial that has started globally (can-004 or canvas). this poster presents the can-003 data to date. can-003 trial objectives the intent of the can-003 trial is to determine the safety and efficacy of cvac compared with observational standard of care (osc) in epithelial ovarian cancer patients who are in remission after first or second-line therapy. primary objectives: to determine the safety of administering cvac in this population. to determine the effects of cvac on progression-free survival (pfs). secondary objectives: to determine overall survival (os) for ovarian cancer patients who receive cvac after achieving remission in the first or second-line setting. to evaluate the host immunologic response to cvac administration. assessments safety: includes general laboratory values, physical examinations, vital signs, concomitant medications, and aes. adverse events are evaluated according to the national cancer institute (nci) ctcae version 4.0. efficacy: progression free survival is the key measure of efficacy for the purpose of this clinical trial. both first and second line responding subjects are judged as having developed progression of disease (pd) on the basis of: two serum values of ca-125 2 uln performed at least 1 week apart, regardless of ct scan results, based on gynecologic cancer intergroup (gcig) criteria, or increasing clinical or radiological evidence of disease since study entry regardless of serum ca-125 per response evaluation criteria in solid tumors (recist) criteria. immune monitoring: intracellular cytokine staining (mucin 1 specific t cell responses) is also being evaluated results - safety 63 patients were enrolled; 42 patients in first remission and 21 in second remission. median age was 55 yrs (range 34-75 yrs). 83% of patients in the cvac group and 74% in the osc group reported at least 1 treatment emergent ae. seven serious adverse events (sae) have occurred; all but one were considered non related to treatment. five sae in the cvac arm included two disease progression, abdominal pain, small bowel obstruction and febrile neutropenia . two sae occurred in the soc arm (abdominal pain, and hematoma/respiratory failure leading to death). in the table of overall teae , 7 severe cvac (n=36) obs. standard of care (n=27) total (n=63) category of ae n pat % n aes n pat % n aes n pat % n aes teae were noted (bunion, headache, mild 29 80.6 218 20 74.1 129 49 77.8 347 cough, itch , flu-like symptoms and moderate 16 44.4 57 6 22.2 14 22 34.9 71 urinary tract infection). severe 6 16.7 14 1 3.7 2 7 11.1 16 death 0 0.0 0 1 3.7 1 1 1.8 1

a-473-0008-00583 clinical study of autologous dendritic cell therapy targeting mucin-1 for treatment of ovarian cancer in first or second remission j.c. goh1,2, h. gray3, j.s. berek4, j. mason5, a.jacobs 6, s.e. gargosky7, n. frazer7 1royal brisbane & women’s hospital, 2greenslopes private hospital, brisbane, qld, australia, 3university of washington, seattle, wa, 4stanford women’s cancer center, stanford university school of medicine, stanford, ca, 5scripps clinic, la jolla, ca, usa , 6 dianthus medical ltd, london, uk, 7prima biomed ltd, sydney, nsw, australia progression free survival the interim progression data of 63 patients in can-003 is shown as the number of days on study; patients may have either progressed or were still on study as of 17 august 2012. the first seven patients were not randomized and treated with cvac. the next 56 patients were randomized to either cvac or osc. of the 42 patients in first remission, the median progression free survival (pfs) time was 326 days for cvac and was not yet defined days for the osc group (as fewer than half of the patients had progressed). the non randomized first 7 cvac subjects showed a median pfs time of 421 days. the median pfs in days for patients in second remission has not been reached for cvac , whereas osc group shows a median of 145 days on study. combining overall data of first and second remission, the median pfs days on study as of date of data cut off is 365 days for cvac, 421 day for non-randomized cvac, and 321 days for osc. immune monitoring : t cell mucin 1-specific responses analysis of three patients after the first three doses of cvac has shown a mucin 1-specific t cell response while no response was observed in normal healthy volunteers nor untreated patients . the data is presented as a % cytokine positive cells as either cd4+ or cd8+. a selection of cytokines were selected for measurement as shown below. each bar pair of solid and hatch represents a patient. the solid bars indicate the baseline unstimulated expression and the hatched bars the mucin 1-treated sample. in this study, the cvac treatment regimen is seven doses 4 weeks apart, followed by 3 doses 8 weeks apart. data show that normal healthy subjects did not induce a mucin 1-specific response. untreated eoc patients at baseline had little to no mucin 1-specific responses (changes noted in one patient were within the assay variation but will be monitored). in contrast, in 3 eoc patients following three doses of cvac at one month intervals there were increases in cd4+ (helper) t cells and cd8+ (cytotoxic) t cells expressing tnfa and ifng indicating a response via the th1 pathway that is a mucin 1 specific response. il-17 was also expressed. conclusion these interim data support the continued clinical development of cvac. as compared to observational standard of care, cvac is very well tolerated. this summary indicates encouraging trends that cvac may improve the median time to progression for patients. in the first three treated patients for which immune monitoring was performed, there were good signals that cvac induced a mucin 1-specific th1 and cytotoxic type t-cell response. further work is ongoing to assess immune responses of all study patients for a longer duration and to evaluate progression free and overall survival.